Filed Pursuant to Rule 424(b)(2)

Registration No. 333-190038

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement, prospectus addendum and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated October 9, 2015.

Pricing Supplement to the Prospectus dated July 19, 2013, to the Prospectus Supplement dated July 19, 2013, to the Prospectus Addendum dated February 3, 2015 and to the Index Supplement dated July 19, 2013.

Barclays Bank PLC
$
Capped Leveraged Buffered S&P 500® Index-Linked Global Medium-Term Notes, Series A, due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the S&P 500® Index (which we refer to as the index or underlier) as measured from and including the trade date to and including the determination date (expected to be between 24 and 27 months after the trade date). If the final underlier level (defined below) on the determination date is greater than the initial underlier level (set on the trade date and is expected to be the closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,229.50 and $1,270.00 for each $1,000 face amount of your notes), and will be calculated in the manner set forth below. If the final underlier level declines by up to 15.00% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 15.00% from the initial underlier level, the return on your notes will be negative.

You could lose your entire investment in the notes. Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-3 of this pricing supplement) by the relevant U.K. resolution authority.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -15.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 15.00%), $1,000; or

•	if the underlier return is negative and is below -15.00% (the final underlier level is less than the initial underlier level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the underlier return plus 15.00% times (c) $1,000 (in which case you will receive less than $1,000).

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement.

Your investment in the notes involves certain risks, including among other things, our credit risk and the risk of exercise of any U.K. Bail-in Power. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement; “Risk Factors” beginning on page PA-1 of the accompanying prospectus addendum; “Risk Factors” beginning on page IS-2 of the accompanying index supplement; and “Additional Risk Factors Specific to Your Notes” on page PS-11 of this pricing supplement so that you may better understand those risks.

By acquiring the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the notes. See “Consent to U.K. Bail-in Power” in this pricing supplement and the accompanying prospectus addendum for more information.

	Initial Issue Price†	Price to Public†	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000 (face amount)	100% of face amount	0.00% of face amount	100.00% of face amount
Total	$	$	$	$
†	Our estimated value of the notes on the trade date, based on our internal pricing models, is expected to be between $970.00 and $994.80 per note. The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

‡	Investors that hold their notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the notes.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or any other affiliate of Barclays Bank PLC may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Barclays Bank PLC or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Pricing Supplement dated October , 2015

SUMMARY INFORMATION

This pricing supplement should be read in conjunction with the accompanying prospectus dated July 19, 2013, as supplemented by the accompanying prospectus supplement dated July 19, 2013, the prospectus addendum dated February 3, 2015 and the accompanying index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus supplement, the accompanying prospectus addendum and the accompanying index supplement, as well as “Additional Risk Factors Specific to Your Notes” on page PS-11 of this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

●	Prospectus supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

●	Prospectus addendum dated February 3, 2015

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

●	Index supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes.” Each of the notes has the terms described below.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the notes will be determined on the date the notes are initially priced for sale to the public (the “trade date”) based on prevailing market conditions on the trade date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the trade date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the trade date is expected to be less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the trade date for a temporary period expected to be approximately three months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Additional Risk Factors Specific to Your Notes” beginning on page PS-11 of this pricing supplement.

You may revoke your offer to purchase the notes at any time prior to the trade date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their trade date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Risk Factors—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

KEY TERMS

Issuer: Barclays Bank PLC

Index or Underlier: the S&P 500® Index (Bloomberg ticker symbol, “SPX <Index>”), as published by S&P Dow Jones Indices LLC (“S&P Dow Jones”)

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes—If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-12 of this pricing supplement.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount (in which case you will receive less than $1,000).

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC, and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Initial underlier level (to be set on the trade date):                     , the closing level of the underlier on the trade date

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment in limited circumstances as provided under “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” on page S-98 of the accompanying prospectus supplement; and subject to market disruption events as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” on page S-95 of the accompanying prospectus supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 150.00%

Cap level (to be set on the trade date): expected to be between 115.30% and 118.00% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,229.50 and $1,270.00

Buffer level: 85.00% of the initial underlier level

Buffer amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 117.65%

Trade date:

Original issue date (settlement date): expected to be five scheduled business days following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 24 and 27 months after the trade date, subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” on page S-95 of the accompanying prospectus supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date. The maturity date will be postponed if the determination date is postponed due to the occurrence or continuance of a market disruption event on the determination date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date. See “Terms of the Notes—Maturity Date” on page S-41 of the accompanying prospectus supplement and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” on page S-95 of the accompanying prospectus supplement. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the determination date may be postponed by up to five trading days due to the occurrence or continuance of a market disruption event on the determination date.

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: the closing level of the underlier as published with respect to the regular weekday close of trading on that trading day as displayed on Bloomberg Professional® service (“Bloomberg”) page “SPX<Index>” or any successor page on Bloomberg or any successor service, as applicable. In certain circumstances, the closing level of the underlier will be based on the alternate calculation of the underlier described under “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” on page S-98 of the accompanying prospectus supplement.

Business day: any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law or executive order to close

Trading day: with respect to the underlier, a day, as determined by the calculation agent in its sole discretion, on which (i) each of the relevant exchanges on which each underlier stock is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange; and (ii) the underlier is calculated and published by the underlier sponsor

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-125 of the accompanying prospectus supplement

Tax consequences: you should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the underlier. Assuming this treatment is respected, gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders should note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

ERISA: as described under “Employee Retirement Income Security Act” on page S-114 of the accompanying prospectus supplement

Supplemental plan of distribution: we will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the face amount of the notes at the price specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the notes, if any are taken. The Agent proposes initially to offer the notes to the public at the initial issue price set forth on the cover page of this pricing supplement.

We will deliver the notes against payment therefor in New York, New York on             , 2015, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Barclays Capital Inc. that it intends to make a market in the notes. However, neither Barclays Capital Inc. nor any of our affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Barclays Bank PLC

CUSIP no.: 06741UP40

ISIN no.: US06741UP405

Conflicts of interest: Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Barclays Capital Inc. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

FDIC: the notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying prospectus supplement or prospectus will be deemed to refer to the corresponding term used in this pricing supplement as set forth in the table below:

Prospectus Supplement Defined Term	Pricing Supplement Defined Term
Reference asset	underlier
Payment at maturity	cash settlement amount
Maturity date	stated maturity date
Maximum return	maximum settlement amount
Valuation date	determination date
Index return	underlier return
Initial level	initial underlier level
Final level	final underlier level
Initial valuation date	trade date
Scheduled trading day	trading day
Reference asset sponsor	underlier sponsor
Downside leverage factor	buffer rate

In addition, the following terms used in this pricing supplement are not defined with respect to the notes in the accompanying prospectus, prospectus supplement, prospectus addendum and index supplement: cap level and buffer amount. Accordingly, please refer to “Key Terms” beginning on PS-4 of this pricing supplement for the definitions of these terms. Additionally, if information in this pricing supplement is inconsistent with the accompanying prospectus, prospectus supplement, prospectus addendum or index supplement, this pricing supplement will supersede those documents.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the closing level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past—meaning that the closing level has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date will, and the price you may receive for your notes may, be significantly less than the initial issue price. For more information on the value of your notes in the secondary market, see “Risk Factors” on page S-6 of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes—The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes” on page PS-14 of this pricing supplement. The information in the table also reflects the key hypothetical terms and assumptions in the following box.

Key Hypothetical Terms and Assumptions
Face amount	$1,000
Upside participation rate	150.00%
Cap level	115.30% of the initial underlier level
Maximum settlement amount	$1,229.50
Buffer level	85.00% of the initial underlier level
Buffer rate	approximately 117.65%
Buffer amount	15.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date for the initial issue price noted on the cover page of this pricing supplement and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the closing level of the underlier prior to the trade date.

For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing levels of the underlier shown elsewhere in this pricing supplement. For information about the historical closing levels of the underlier during recent periods, see “The Underlier—Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, each based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	122.950%
140.000%	122.950%
130.000%	122.950%
120.000%	122.950%
115.300%	122.950%
110.000%	115.000%
105.000%	107.500%
102.500%	103.750%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount, you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 115.300% or more of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 122.950% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 115.300% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 115.300% (the section right of the 115.300% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Please read “Additional Risk Factors Specific to Your Notes—Many Economic and Market Factors Will Impact the Value of Your Notes” on page PS-16 of this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing level of the underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount that we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted): “Risk Factors—Risks Relating to All Securities”; “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”; “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; “Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”; “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and “Risk Factors—Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” (in the accompanying prospectus addendum). In addition, you should also review the “Risk Factors” section included in the accompanying index supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e. the stocks composing the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level of the underlier on the determination date (also referred to as the “final underlier level”). If the final underlier level is less than the buffer level, you will lose approximately 1.1765% of the face amount of your notes for every 1% that the final underlier level is less than the buffer level. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the term of your notes will be limited because of the cap level, which will be set on the trade date. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the term of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

Credit of Issuer

The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. Accordingly, your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

Lack of Liquidity

The notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount or a discount to face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined By Us on the Trade Date

We will not fix the stated maturity date until the trade date. The term of the notes could be as short as the low end of the range and as long as the high end of the range set forth on the cover page of this pricing supplement. You should be willing to hold your notes for up to the high end of the range set forth on the cover page of this pricing supplement. The stated maturity date selected by us could have an impact on the value of the notes.

The Cash Settlement Amount Payable at Maturity of Your Notes Is Not Based on the Level of the Underlier at Any Time Other Than on the Determination Date

The final underlier level will be based solely on the closing level of the underlier on the determination date. Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount payable at maturity, if any, that you will receive for your notes may be significantly less than it would otherwise have been had the cash settlement amount payable at maturity been linked to the level of the underlier prior to such drop. Although, the actual level of the underlier on the stated maturity date or at other times during the term of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Market Disruption Events and Adjustments

The determination date, the stated maturity date and the cash settlement amount payable at maturity are subject to adjustment as described in the following sections of the accompanying prospectus supplement: “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” on page S-95 of the accompanying prospectus supplement and “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” on page S-98 of the accompanying prospectus supplement.

Exposure to the U.S. Equities Underlying the Underlier

The return on the notes is linked to the performance of the underlier as measured from the initial underlier level to the final underlier level, as described in this pricing supplement. The underlier consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information regarding the underlier, see “The Underlier” on page PS-17 of this pricing supplement.

No Interest or Dividend Payments or Voting Rights or Rights to Receive Any Underlier Stock

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have. Furthermore, investing in the notes will not make you a holder of any of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is expected to be lower, and may be significantly lower, than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs which we may incur in connection with the notes.

The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of Your Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions

Each of the hypothetical estimated value of your notes provided in this pricing supplement and the estimated value of your notes on the trade date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes

The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (described below under “Many Economic and Market Factors Will Impact the Value of Your Notes”), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the trade date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

We and Our Affiliates, and Any Dealer from Which You Purchase the Notes, May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest

We and our affiliates establish the offering price of the notes for initial sale to the public (which we refer to as the “price to public”), and the price to public is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as the Agent, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes, and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for our own accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes.

In addition, we and our affiliates, and any dealer from which you purchase the notes, may enter into certain transactions in order to hedge our obligations under the notes. Those engaging in these hedging activities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases or whether the cash settlement amount payable on the notes will be less than the face amount of the notes. Furthermore, if the dealer from which you purchase your notes is to enter into such hedging activities with us, any expected profit in connection with such hedging transactions will be in addition to any compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to any compensation they would receive for the sale of the notes.

Such market making, trading activities, hedging activities and other investment banking and financial services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, hedging activities and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

In addition to those activities described above, Barclays Bank PLC will also act as the calculation agent of the notes. In this role, we will determine the initial underlier level, the final underlier level, whether a market disruption event has occurred, whether to make any adjustments to the initial underlier level or other variables and the cash settlement amount, if any, payable at maturity. Determinations made by Barclays Bank PLC, in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events, may affect your payment at maturity.

Many Economic and Market Factors Will Impact the Value of Your Notes

In addition to the level of the underlier, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the underlier; the time to maturity of the notes; the dividend rates on the underlier stocks; interest and yield rates in the market generally; supply and demand for the notes; a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of the ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlier

All information regarding the S&P 500® Index set forth in this pricing supplement reflects the policies of, and is subject to change by, S&P Dow Jones. The underlier is calculated, maintained and published by S&P Dow Jones.

The underlier is reported by Bloomberg under the ticker symbol “SPX <Index>”. The underlier is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the underlier, discussed in further detail in the accompanying index supplement, is based on the aggregate market value of the common stocks of 500 leading companies in leading industries of the U.S. economy as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P Dow Jones has announced that, effective with the September 2015 rebalance, each class of stock for a company with multiple share classes will be separately evaluated for inclusion, and separately weighted, in the underlier. Index membership eligibility for a company with multiple share classes will continue to be based on the total market capitalization of the company. However, the decision to include each publicly listed share class will be evaluated class by class. Listed share classes not already in the underlier would need to pass the then current liquidity and float criteria used to evaluate companies for inclusion in the underlier, but not market capitalization criteria (which is only considered at the company level). Once a listed share class is added to the underlier, it will be retained in the underlier even though it may appear to violate certain criteria for inclusion in the underlier. Listed share class deletions will be at the discretion of the governing index committee. The weight of each share class in the underlier will reflect only its own float, not the combined float of all company share classes. It is possible that one listed share class may be included in the underlier while a second listed share class of the same company is excluded. Unlisted share classes will not be combined with any other listed share classes, but these unlisted share classes will be included in the company total market capitalization.

The above information supplements the description of the underlier found in the accompanying index supplement. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices-Equity Indices—S&P 500® Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

“Standard & Poor’s®, S&P 500® and S&P® are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). Standard & Poor’s®, S&P 500®, and S&P® are registered trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. The underlier is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Barclays Bank PLC. Barclays Bank PLC’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in such notes.

Historical High, Low and Closing Levels of the Underlier

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving the return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015 (through October 9, 2015). We obtained the closing levels listed in the table below from Bloomberg, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ended September 30	1,353.22	1,119.46	1,131.42
Quarter ended December 31	1,285.09	1,099.23	1,257.60
2012
Quarter ended March 31	1,416.51	1,277.06	1,408.47
Quarter ended June 30	1,419.04	1,278.04	1,362.16
Quarter ended September 30	1,465.77	1,334.76	1,440.67
Quarter ended December 31	1,461.40	1,353.33	1,426.19
2013
Quarter ended March 31	1,569.19	1,457.15	1,569.19
Quarter ended June 30	1,669.16	1,541.61	1,606.28
Quarter ended September 30	1,725.52	1,614.08	1,681.55
Quarter ended December 31	1,848.36	1,655.45	1,848.36
2014
Quarter ended March 31	1,878.04	1,741.89	1,872.34
Quarter ended June 30	1,962.87	1,815.69	1,960.23
Quarter ended September 30	2,011.36	1,909.57	1,972.29
Quarter ended December 31	2,090.57	1,862.49	2,058.90
2015
Quarter ended March 31	2,117.39	1,992.67	2,067.89
Quarter ended June 30	2,130.82	2,057.64	2,063.11
Quarter ended September 30	2,128.28	1,867.61	1,920.03
Quarter ending December 31 (through October 9, 2015)	2,014.89	1,923.82	2,014.89

The following graph sets forth the historical performance of the underlier based on the daily closing levels from January 2, 2008 through October 9, 2015. The closing level of the underlier on October 9, 2015 was 2,014.89.